For Immediate Release

Bright Minds Biosciences to Present at Upcoming Conferences

New York City -  October 30, 2025 - Bright Minds Biosciences, Inc. ("Bright Minds," "BMB" or the "Company") (NASDAQ: DRUG), a pioneering company focused on developing highly selective 5-HT2 agonists for the treatment of drug-resistant epilepsy, depression, and other central nervous system (CNS) disorders, today announced that the Company will present at the following upcoming conferences:

EVENT: Guggenheim 2nd Annual Healthcare Innovation Conference

DATE: Wednesday, November 12, 2025

TIME: 9:00am ET

WEBCAST: https://event.summitcast.com/view/6h3HS7z68WnTQE5PS7Vq8J/F9hC9xPJYgD5EJwoHF3vGF

EVENT: Jefferies Global Healthcare Conference in London

DATE: Monday, November 17, 2025

TIME: 12pm GMT / 7am ET

WEBCAST: There is no webcast for this event

The live and archived webcast for the Guggenheim event will be accessible from the Company's website at https://brightmindsbio.com/investors/ under Events and Presentation. The replay of the webcast will be accessible for 60 days.

Grant of Equity Incentive Awards

The Company has granted stock options (the "Options") to certain directors, officers and consultants of the Company to purchase an aggregate 43,000 common shares (the "Shares") in the capital of the Company pursuant to the Company's share option plan. The Options are exercisable at an exercise price of US$54.47 per Share for a period of five (5) years from the date of grant. The Options are subject to vesting periods over the course of the term of the Options.

About Bright Minds Biosciences

Bright Minds Biosciences is a biotechnology company developing innovative treatments for patients with neurological and psychiatric disorders. Our pipeline includes novel compounds targeting key receptors in the brain to address conditions with high unmet medical need, including epilepsy, depression, and other CNS disorders. Bright Minds is focused on delivering breakthrough therapies that can transform patients' lives.

Bright Minds Biosciences has developed a unique platform of highly selective serotonergic agonists exhibiting selectivity at different serotonergic receptors. This has provided a rich portfolio of NCE programs within neurology and psychiatry.

Contact Information

Investor Relations

Lisa M. Wilson

T: 212-452-2793

E: lwilson@insitecony.com

Alex Vasilkevich

Chief Operating Officer

Bright Minds Biosciences Inc.

T: 414-731-6422

E: alex@brightmindsbio.com

Website: www.brightmindsbio.com

The Canadian Securities Exchange has neither approved nor disapproved the contents of this news release.

The securities of the Company referred to in this news release have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), or any state securities laws. Accordingly, the securities of the Company may not be offered or sold within the United States unless registered under the U.S. Securities Act and applicable state securities laws or pursuant to an exemption from the registration requirements of the U.S. Securities Act and applicable state securities laws. This news release does not constitute an offer to sell or a solicitation of any offer to buy any securities of the Company in any jurisdiction in which such offer, solicitation or sale would be unlawful.